EXHIBIT 99.1

Asx Announcement

(ASX: NVX)

NOT FOR RELEASE TO US WIRE SERVICES OR DISTRIBUTION IN THE UNITED STATES

NOVONIX - SHARE PURCHASE PLAN

BRISBANE, Australia, June 22, 2026 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or “the Company”) a leading battery materials and technology company, is pleased to announce that the Share Purchase Plan it announced on Wednesday, 17 June 2026 (“SPP”) opens today. Eligible shareholders now have the opportunity to subscribe for up to A$30,000 of new fully paid NOVONIX ordinary shares (“SPP Shares”), free of any brokerage or participation costs.

NOVONIX has applied for waivers from ASX Listing Rules 7.1 and 10.11 to enable the SPP to be conducted at the price of the institutional placements and for the SPP Shares to be issued as an exception to NOVONIX's placement capacity under ASX Listing Rule 7.1 and as an exception to ASX Listing Rule 10.11 (“Waivers”). If the ASX does not grant the Waivers, the SPP will be conditional on shareholder approval being obtained, in which case a general meeting will be convened during the SPP offer period seeking shareholder approval for the issue of the SPP Shares.

The SPP opens today and is expected to close at 5.00pm (Sydney time) on Friday, 14 August 2026. If the ASX does not grant the Waivers, the SPP will be extended until after shareholder approval is obtained. 1

Details on the SPP, including how to apply, are set out in the letter sent to eligible shareholders and offer booklet attached to this announcement. The SPP is subject to the terms and conditions set out in these documents.

For further information about the SPP, call the NOVONIX Information Line on 1300 188 463 (within Australia) or +61 1300 188 463 (outside Australia), 8.30am – 5.00pm (Sydney time) Monday to Friday.

This announcement has been authorised for release by Ron Edmonds, Chairman.

1 All dates are indicative only. NOVONIX reserves the right to vary the timetable for the SPP, either generally or in particular cases, without notice.

ACN 157 690 830, 1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

EXHIBIT 99.1

About NOVONIX
NOVONIX is building a resilient North American battery materials supply chain to reduce risk and support U.S. energy independence. Headquartered in Chattanooga, Tennessee, the company produces high-performance synthetic graphite anode materials for lithium-ion batteries, serving energy storage, electric vehicles, and industrial markets. Through proprietary technologies and expanding manufacturing capacity, NOVONIX is scaling critical battery materials to meet growing global demand.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited
Investors: ir@novonixgroup.com
Media: media@novonixgroup.com

IMPORTANT NOTICE

This announcement has been prepared for publication in Australia and may not be released or distributed in the United States. This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered or sold in the United States except in transactions exempt from, or not subject to, the registration of the US Securities Act and applicable US state securities laws.

ACN 157 690 830, 1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com